URS CORPORATION

URS FOX US LP

600 Montgomery Street, 26th Floor

San Francisco, California 94111-2728

June 25, 2013

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	URS Corporation and URS Fox US LP
Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement (the “Registration Statement”) filed by URS Corporation and URS Fox US LP (the “Co-Issuers”) on June 25, 2013, relating to a proposed offer (the “Exchange Offer”) by the Co-Issuers to exchange up to $400,000,000 aggregate principal amount of the Co-Issuers’ 3.850% Senior Notes due 2017 and up to $600,000,000 aggregate principal amount of the Co-Issuers’ 5.000% Senior Notes due 2022 (the “Exchange Notes”) for up to $400,000,000 aggregate principal amount of the Co-Issuers’ 3.850% Senior Notes due 2017 and up to $600,000,000 aggregate principal amount of the Co-Issuers’ 5.000% Senior Notes due 2022 (the “Outstanding Notes”), the Co-Issuers advise you supplementally that:

(i)	the Co-Issuers are registering the Exchange Offer in reliance on the position of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Commission’s letter to Shearman & Sterling dated July 2, 1993, Morgan Stanley & Co. Inc. (available June 5, 1991), and other interpretive letters to similar effect;

(ii)	the Co-Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Co-Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer;

(iii)	if a tendering noteholder participating in the Exchange Offer is a broker-dealer that will receive Exchange Notes for its own account in exchange for the Outstanding Notes that were acquired as a result of market-making activities or other trading activities, it has not entered into any arrangement or understanding with the Co-Issuers or any of their affiliates to distribute the Exchange Notes;

(iv)	the Co-Issuers will make each person participating in the Exchange Offer aware, through the prospectus forming a part of the Registration Statement (the “Prospectus”), that—

U.S. Securities and Exchange Commission

(A)	any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction, and

(B)	any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes;

(v)	the Co-Issuers acknowledge that any secondary resale transaction, as described in clause (iv)(A) above, should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K;

(vi)	the Prospectus provides that in order to participate in the Exchange Offer a tendering noteholder must represent to the Co-Issuers that or acknowledge and agree that, as applicable, among other things—

(A)	the holder, or the person or entity acquiring the Exchange Notes, are acquiring the Exchange Notes in the ordinary course of business,

(B)	neither the holder nor any such person or entity is engaging in or intends to engage in a distribution of the Exchange Notes within the meaning of federal securities laws,

(C)	neither the holder nor any such person or entity has an arrangement or understanding with any person or entity to participate in a distribution of the Exchange Notes,

(D)	neither the holder nor any such person or entity is an “affiliate” of either of the Co-Issuers as such term is defined under Rule 405 under the Securities Act,

(E)	the holder is not acting on behalf of any person or entity who could not truthfully make these statements,

(F)	the holder and each beneficial owner acknowledges and agrees that any person who is a broker-dealer registered under the Securities Exchange Act of 1934, as amended, or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes or interests therein acquired by such person and cannot rely on the position of the Staff set forth in certain no-action letters,

U.S. Securities and Exchange Commission

(G)	the holder and each beneficial owner acknowledges and agrees that a secondary resale transaction described in clause (vi)(D) above and any resales of the Exchange Notes or interests therein obtained by such holder in exchange for the Outstanding Notes or interests therein originally acquired by such holder directly from the Co-Issuers should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission, and

(H)	if such holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for the Outstanding Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges and agrees that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and delivering a Prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

(vii)	the Co-Issuers will commence the Exchange Offer when the Registration Statement is declared effective by the Commission;

(viii)	the Exchange Offer will remain in effect for a limited time and, except with respect to broker-dealers who tender in the Exchange Offer for whom the Co-Issuers will keep the registration statement effective for 180 days, will not require the Co-Issuers to maintain an “evergreen” registration statement; and

(ix)	the Exchange Offer will be conducted by the Co-Issuers in compliance with the Securities Exchange Act of 1934, and any applicable rules and regulations thereunder.

(Signature Page Follows)

U.S. Securities and Exchange Commission

Very truly yours,

URS CORPORATION

By:	/s/ H. Thomas Hicks
Name: H. Thomas Hicks
Title: Chief Financial Officer

URS FOX US LP

By:	/s/ H. Thomas Hicks
Name: H. Thomas Hicks
Title: Authorized Representative